Management's Discussion and Analysis

American Lithium Corp.

Management Discussion and Analysis

For the three and nine months ended November 30, 2023

Dated: January 11, 2024

Management's Discussion and Analysis

Introduction

American Lithium Corp. (the "Company" or "American Lithium") was incorporated in British Columbia under the Business Corporations Act (British Columbia) and is engaged in the acquisition, exploration, and development of resource properties, with a current focus on development of its Lithium and Uranium Projects. The Company's common shares are listed for trading on Tier 2 of the TSX Venture Exchange (the "Exchange") under the symbol "LI", the NASDAQ Capital Market under the symbol "AMLI" and the Frankfurt Stock Exchange under the symbol "5LA".

This management's discussion and analysis ("MD&A") reports on the operating results and financial condition of the Company for the three and nine months, ended November 30, 2023, and is prepared as of January 11, 2024. The MD&A should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and nine months, ended November 30, 2023, and 2022, and the notes thereto which were prepared in accordance with International Financial Reporting Standards ("IFRS"); and with our IFRS financial statements for the fiscal year ended February 28, 2023.

All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

Cautionary Note Regarding Forward-Looking Information

This document may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements regarding the business, operations, outlook and financial performance and condition of the Company; plans, objectives and advancement of the TLC Project, the Falchani Project and the Macusani Project (each as defined below, and collectively, the "Projects"); exploration drilling plans, in-fill and expansion drilling plans and other work plans, exploration programs and development plans to be conducted; results of exploration, development and operations; expansion of resources and testing of new deposits; environmental and social community and other permitting; timing, type and amount of capital and operating and exploration expenditures, as well as future production costs; estimation of mineral resources and mineral reserves; realization of mineral reserves; preliminary economic assessments, including the assumptions and parameters upon which they are based, and the timing and amount of future estimated production; development and advancement of the Projects; success of mining operations; treatment under regulatory regimes; ability to realize value from the Company's assets; adequacy of the Company's financial resources; environmental matters, including reclamation expenses; insurance coverage; title disputes or claims, including the outcome of the judicial process, and any and all future remedies pursued by the Company and its subsidiary Macusani Yellowcake S.A.C. ("Macusani") to resolve the title for 32 of its concessions; the anticipated New Uranium Regulations affecting Peru; and limitations on insurance coverage any other statements regarding the business plans, expectations and objectives of the Company; and any other information contained herein that is not a statement of historical fact. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "intends" and "estimates".

Forward-looking statements are based on management's reasonable estimates, expectations, analyses, and opinions at the date the information is provided and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include, without limitation: that no significant event will occur outside the ordinary course of business of the Company; the Company's ability to achieve its stated goals and objectives, including the anticipated benefits of the acquisition of Plateau and its subsidiaries; legislative and regulatory environment; impact of increasing competition; current technological trends; price of lithium, uranium and other metals; costs of development and advancement; anticipated results of exploration and development activities; the ability to operate in a safe and effective manner; and the ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Further, experience gained during the "COVID-19" pandemic demonstrated the impact that any potential pandemic might have on all aspects of business, and a future pandemic occurrence cannot be ruled out. Although the Company believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since the Company can provide no assurance that such opinions and expectations will prove to be correct.

Management's Discussion and Analysis

All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: the Company's ability to achieve its stated goals, including the anticipated benefits of the acquisition of Plateau and its subsidiaries, the estimated costs associated with the advancement of the Projects; legislative changes that impact operations of the Company; risks and uncertainties relating to the spread of contagious diseases on a pandemic scale, which  could have a material adverse impact on many aspects of the Company's business activities including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity; social or political instability in Peru which in turn could impact the Company's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the Company's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the anticipated New Uranium Regulations affecting Peru; risks related to the certainty of title to the properties of the Company, including the outcome of the judicial process, and any and all future remedies pursued by the Company and Macusani to resolve the title for 32 of its concessions;  the ongoing ability to work cooperatively with stakeholders, including, but not limited to, local communities and all levels of government; the potential for delays in exploration or development activities and other effects due to global pandemics,; the interpretation of drill results, the geology, grade and continuity of mineral deposits; variations in ore reserves, grade and recover rates; changes in project parameters as plans continue to be refined; the possibility that any future exploration, development or mining results will not be consistent with expectations; risks that permits or approvals will not be obtained as planned or delays in obtaining permits or approvals; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; other risks of the mining industry; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which the Company operate; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally,  any of which could continue to negatively affect global financial markets, including the trading price of the Company's shares and could negatively affect the Company's ability to raise capital and may also result in additional and unknown risks or liabilities to the Company. Other risks and uncertainties related to prospects, properties and business strategy of the Company are identified in the "Risk Factors" section of this MD&A, as well as those factors detailed from time to time in the Company's condensed interim and annual consolidated financial statements and other recent securities filings available at www.sedarplus.ca.

Readers are cautioned that PEA results are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEAs will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Management's Discussion and Analysis

Description of Business

American Lithium is an exploration and development stage company engaged in the acquisition, exploration, and development of resource properties in North and South America. The Company has been actively involved in lithium exploration since April 2016 when the initial focus was on lithium projects in Nevada through which process the Company explored, discovered, and is now developing the TLC Lithium Project ("TLC Project" or "TLC") in Nevada. Drilling in 2019 and 2020 lead to the publication of a maiden mineral resource in April 2020 with a subsequent resource update and publication of a maiden Preliminary Economic Assessment ("PEA") in 2023. Through the acquisition of Plateau Energy Metals Inc. ("Plateau") in May 2021, the Company added additional significant lithium properties and uranium properties in Peru.

As such, the Company is pursuing development of two lithium projects, the TLC Project and the Falchani Lithium Project in Peru ("Falchani Project" or "Falchani"), and has initiated work on Prefeasibility Studies ("PFS") on both projects. In addition, the Company has the Macusani Uranium Project ("Macusani Project" or "Macusani") in Peru and is engaged in work to update the existing PEA (which was published in February of 2016) and then move to PFS. The Company recognizes that each of these projects has the potential for continued development and future commercialization.

Cautionary Note Regarding Peru Project Concessions

32 of the 174 Falchani Project and Macusani Project concessions now held by American Lithium's subsidiary Macusani, have been subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru ("INGEMMET") and the Mining Council of the Ministry of Energy and Mines of Peru ("MINEM") in February 2019 and July 2019, respectively, which declared Macusani's title to the 32 concessions invalid due to late receipt of the annual validity payment. On November 15, 2023 the Superior Court of Peru unanimously upheld the prior ruling of the lower court in favour of the Company in relation to those 32 concessions which clearly established that Macusani is the rightful owner of these concessions and highlights that the action launched by INGEMMET and MINEM was baseless and unsubstantiated. On December 29, 2023 the Company announced that INGEMMET and MINEM have petitioned the Supreme Court in a final attempt to reverse the ruling. If the petition is successful, Macusani's title to the 32 concessions could be revoked. The Company will continue to take all necessary actions, and pursue all available legal options, to defend its interests.

Recent Developments

  On January 10, 2024, the Company announced results from the updated Preliminary Economic Assessment ("PEA") for the Falchani Lithium Project completed by DRA Global. The results highlight Falchani as a long-life, low-cost potential lithium production centre with the opportunity to produce sulfate of potash ("SOP") fertilizer and cesium sulfate as valuable by-products. The updated PEA Li-only base case highlights include: After-tax NPV8% of $5.11 billion at $22,500/t Lithium Carbonate ("LCE") selling price; After-tax IRR of 32.0%; with Operating Costs ("Opex") of $5,092/t LCE. Unless otherwise stated, all dollar figures are in United States dollars.
  On December 29, 2023, the Company announced that it had received notification that INGEMMET and MINEM have filed petitions to the Supreme Court of Peru to assume jurisdiction in the proceedings relating to the title of 32 disputed concessions out of a total of 174 owned by the Company's subsidiary, Macusani Yellowcake. The Company believes there are no grounds for the Supreme Court to assume jurisdiction and the petitions should be rejected as soon as possible to mark the end of the case.
  On December 15, 2023, the Company Filed Updated Mineral Resource Technical Report on Falchani Supporting 476% Increase in Measured & Indicated Lithium Resource all as previously reported on October 31, 2023.

Management's Discussion and Analysis
  On December 8, 2023, the Company announced results from 14 step out drill holes expanding the measured resource footprint at the TLC Project. A total of 26 diamond core holes and 16 Reverse Circulation ("RC") holes drilled in 2022 and 2023 will be added to the updated mineral resource block model and incorporated into an updated Mineral Resource Estimate ("MRE"), currently underway. In addition, SRK Consulting (U.S.) Inc. of Elko, Nevada has been engaged to coordinate the preparation of a mine plan of Operations with the BLM and Nexus Environmental Consultants Inc. of Reno, Nevada has been engaged to complete biological baseline studies in support of the Mine Plan of Operations application.
  On November 28, 2023, the Company announced that it completed and submitted the Semi-Detailed Environmental Impact Assessment Study ("EIA-sd") for the Falchani Lithium Project to the Ministry of Energy and Mines ("MINEM"). The EIA-sd provides a framework for approval of all major phases required to finalize the development of Falchani from mining reserve definition to completion of mine construction and, when approved, the EIA-sd provides authority to drill multiple holes from up to 420 drill platforms across the Falchani Project, with no additional permits required.
  On November 15, 2023, the Company announced that the three-judge tribunal of Peru's Superior Court SALA 4, specialized in administration disputes, unanimously upheld the ruling of the lower court judge from Court SALA 6 announced on November 2, 2021 in favour of the Company's subsidiary, Macusani Yellowcake ("Macusani") in relation to title over 32 disputed concessions out of 172 owned by Macusani. The Court ruling, consistent with prior legal proceedings, clearly establishes that Macusani is the rightful owner of these concessions and highlights that the actions launched by INGEMMET and MINEM in October 2018 were baseless and unsubstantiated.
  On October 31, 2023, the Company announced an updated Mineral Resource Estimate ("MRE") for the Falchani Project increasing the Measured and Indicated lithium resources 476% over the previous March 2019 MRE for Falchani. The Current MRE for Falchani is: Measured Resource - 1.01 Mt Lithium Carbonate Equivalent ("LCE") (69 Mt @ 2,792 ppm Li); Indicated Resource - 4.52 Mt LCE (378 Mt @ 2,251 ppm Li); and Inferred Resource - 3.99 Mt LCE (506 Mt @ 1,481 ppm Li). The accompanying NI 43-101 Technical Report titled: "Technical Report and Mineral Resource Estimate - Falchani Property, Carabaya Province, Department of Puno, South-Eastern Peru" dated December 14, 2023, with an effective date of October 31, 2023, prepared by Stantec Consulting Inc. was filed on December 15, 2023.
  On September 26, 2023, the Company announced a new lithium discovery at the Quelcaya exploration target, located 6 km west of the Falchani Lithium deposit in Peru. The initial exploration discovery drill hole intersected large-scale lithium mineralization with 222.5 metres averaging 1,560 ppm Li from 119.1 m downhole with a maximum 1 m interval sample of 2,668 ppm Li at 335 m.
  On September 7, 2023, the Company announced results of ongoing process work on the TLC Project, which show an increase in lithium carbonate purity, higher extraction rates at lower leach temperatures, significant potential for lower acid consumption and potential for lower lithium losses during impurity removal. Further optimization work and process improvements are expected to enhance project returns.
  On August 31, 2023, the Company published its maiden Environmental, Social and Governance Report ("ESG Report"), prepared using the Onyen Corporation's software and online platform.
  On August 24, 2023, the Company announced the results of a further four diamond drill holes from the Falchani EIA drill program including lithium mineralization up to 5,025ppm and cesium grades to 8,290ppm. This drilling extended the lithium mineralization by 400 metres to the west of the previous resource boundary.
  On July 12. 2023, the Company announced positive results from three diamond drill holes from the Falchani EIA drill program, including the highest-grade lithium (5,645ppm Li) and cesium (1.2% Cs) contents from 1 m interval samples drilled on the project, to date.
  On June 9, 2023, the Company completed a $5,360,000 strategic investment in Surge Battery Metals Inc. ("Surge") and received common shares and common share purchase warrants of Surge.
  On May 8, 2023, the Company announced receipt of the first of three drill permits to commence additional development and discovery drilling at and around Falchani. Exploration drilling has commenced at the Quelcaya target, approximately 6 - 11 km west of Falchani.

Management's Discussion and Analysis
  On March 6, 2023, the Company announced the appointment of DRA Global ("DRA") as lead engineer to fast-track completion of a Pre-Feasibility Study ("PFS") on the Company's Falchani Project.

Environmental, Sustainability, Safety and Governance

The Company places a large emphasis on Environmental, Sustainability, Safety and Governance ("ESG") matters, enhancing its protocols through the engagement of Onyen Corporation to assist with implementation of ESG best practices and systems to measure and monitor performance in these areas. In August, 2023 the Company published its maiden ESG Report for the 2022 year, which included the following highlights:

• Environmental Stewardship: Zero instances of non-compliance with environmental regulations.

• Ethics & Integrity: Anti-corruption training has been implemented for the Board of Directors and senior management.

• Human Rights and Diversity Policy: Commitments reference the Universal Declaration of Human Rights, the United Nations Guiding Principles, and international humanitarian law.

• Social Risk Management: Mechanisms in place through which early alerts are launched on risks identified for the continuity of operations, and to address concerns, requests, and claims.

The full report may be accessed via the following link, or from the Company's website: http://www.americanlithiumcorp.com/esg/

One Health and Safety incident, which involved a Company owned vehicle, occurred in late April 2023. The tragic single vehicle accident near the Company's project site in Southern Peru resulted in the death of a passenger from the local community and injury to two Company employees. Peruvian authorities were informed and confirmed the incident as a motor vehicle accident. Peru-based management and staff have worked closely with all parties involved including the family, local community leaders and relevant authorities, and, in consultation with the victim's family, an educational endowment for youth in the local communities is being established in remembrance and honour of the person who died in the accident.

The Company continues to focus on environmental best practices and to prioritize community relations. The Company conducted the annual community Christmas food and gift package distribution and facilitated the semi-annual Mobile Medical and Dental Clinics in the local Andean communities near our Peruvian Projects in late 2022 and throughout 2023. Recently the Company has launched an initiative in conjunction with the Peruvian Army to fund and install solar / battery systems into homes in its communities to supply lighting and charging capabilities enabling Wi-Fi and mobile connectivity. The Company also assists the community with continuous support for local education (teachers' salaries and supplies) and health care (doctor and health care support workers support).

In Nevada, the Company maintains cultural liaison with representatives of three tribal groups who are based around Tonopah. A cultural monitoring agreement is in place for pre-disturbance cultural surveys with one tribe, and the Company has engaged in early project consultation with two other nearby tribes. The Company once again sponsored the Nevada State Mining Championships held in Tonopah, NV in May 2023, and raised awareness of the Company and the TLC project through sponsorship and staffing a booth at the AEMA conference in Reno in early December 2023. The Company continues an environmental reclamation and remediation study with researchers at the University of Nevada, Reno, on seed coatings to promote faster and more efficient floral remediation of disturbed lands in Nevada.

Qualified Person and Technical Reports

The scientific and technical information contained in this MD&A relating to the TLC, Falchani and Macusani Projects has been reviewed and approved by Ted O'Connor, Executive Vice President of American Lithium, who is a Qualified Persons as defined in National Instrument 43-101.

Management's Discussion and Analysis

Certain scientific and technical information with respect to the TLC Project contained in this MD&A has been taken from the technical report entitled "Tonopah Lithium Claims Project NI 43-101 Technical Report -  Preliminary Economic Assessment" with an effective date of January 31, 2023 and prepared by John Joseph Riordan, Valentine Eugene Coetzee, of DRA Pacific and Derek J. Loveday, Satjeet Pandher, Joan C. Kester and Sean Ennis of Stantec Consulting Inc., a copy of which is available on American Lithium's SEDAR+ profile at www.sedarplus.ca. Certain scientific and technical information with respect to: (a) the Falchani Project contained in this MD&A has been taken from technical reports entitled: "Technical Report and Mineral Resource Estimate - Falchani Property, Carabaya Province, Department of Puno, South-Eastern Peru" dated December 14, 2023, with an effective date of October 31, 2023, prepared by Derek Loveday, P. Geo. and Mariea Kartick, P.Geo. of Stantec Consulting Services Inc.; and "Falchani Lithium Project NI 43-101 Technical Report - Preliminary Economic Assessment" with an effective date of February 4, 2020 and prepared by John Joseph Riordan, David Alan Thompson, Valentine Eugene Coetzee and Stewart Nupen of DRA Pacific; and (b) the Macusani Project contained in this MD&A has been taken from the technical report entitled "Macusani Project, Macusani, Peru, NI 43-101 Report - Preliminary Economic Assessment" with an effective date of January 12, 2016 and prepared by Michael Short and Thomas Apelt of GBM Minerals Engineering Consultants Limited, David Young of The Mineral Corporation and Mark Mounde of Wardell Armstrong International Limited, copies of both of which are available on Plateau's SEDAR+ profile at www.sedarplus.ca. The preliminary economic assessments included herein are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessments will be realized. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

Project Highlights

The Company is currently advancing three projects: the TLC Project, the Falchani Project, and the Macusani Project. Current targets are to continue to advance and complete the prefeasibility studies for both the Falchani Project and the TLC Project. These studies were launched during 2023 with completion of the PFS for Falchani targeted for Q2 2024 and later 2024 for TLC.

Work to update the existing Macusani Uranium Project PEA has commenced and with piloting as well as drilling planned for 2024 to update the existing resource.

Community agreements are in place in Peru for the upcoming work programs. Related cultural and environmental work is completed, and, where required, final drill permits are expected shortly.

To achieve these targets:

Environmental Impact Assessment drilling has been completed with an updated Mineral Resource Estimate ("MRE") completed in October 2023, and filed December 15, 2023. An updated PEA has recently been completed incorporating the updated MRE, adding potential cesium and potassium by-products, with updated project economics including the latest lithium pricing. The updated PEA technical report will be filed in late February 2024. Both reports are key steps in the finalization of the PFS on Falchani, expected Q2, 2024.

Management's Discussion and Analysis

At Falchani, environmental work required for feasibility and ultimately mine permitting on the Falchani Project commenced in the fall of 2022 with the initiation of an Environmental Impact Assessment ("EIA") which includes detailed hydrological / hydrogeological studies focusing on the upper 150m to 180m below surface to investigate water table parameters. This program also enabled the recovery of core for resource expansion and reclassification and will be part of the updated MRE currently being finalized by Stantec Consulting Inc. ("Stantec"). The EIA drilling confirmed no water table issues at Falchani, and 4 piezometers were installed to monitor seasonal water flows. The Semi-Detailed Environmental Impact Assessment Study ("EIA-sd") for the Falchani Lithium Project was submitted to the Ministry of Energy and Mines ("MINEM"). The EIA-sd provides a framework for approval of all major phases required to finalize the development of Falchani from mining reserve definition to completion of mine construction and when approved, provides authority to drill up to 420 drill platforms across the Falchani Project, with no additional permits required. It is anticipated that the full EIA will be complete mid 2024.

In addition to the in-fill, expansion, and resource reclassification drilling undertaken at the Falchani Project, the Company also launched initial exploration / discovery drilling at two new lithium target areas at Quelcaya, approximately 6 -11 km west of the Falchani Project. The initial exploration discovery at Quelcaya was announced September 26, 2023, with thick, large-scale lithium mineralization averaging 1,560 ppm Li over 222.5 m and up to 2,668 ppm.

Drilling will be expanded beyond the recently completed EIA drilling at the Falchani Project following grant of the environmental exploration permit or EIA-sd, expected imminently.  Drilling is also planned at the Macusani Project once the necessary exploration permits have been finalized.  2024 plans are to advance the Macusani Project with this drill program and through updating the PEA, and to include pre-concentration and tank leaching as processing improvements.

With its flowsheet at an advanced stage, it is anticipated that piloting will commence in respect of the Macusani Project in 2024. In addition, with numerous in-fill and expansion targets identified, further drilling is planned at Macusani to upgrade resource categories and expand the existing resource. This will lead to an updated MRE and also enable an updated PEA on the Macusani Project which will also incorporate resultsManagement’s Discussion and Analysis of the latest pre concentration and metallurgical improvements. Both will feed into PFS for Macusani expected to commence in 2024.

In Nevada, bulk sample and exploration / expansion drilling has been completed at the TLC Project to provide additional metallurgical samples and evaluate / add additional higher grade target areas at the TLC Project, with an updated MRE also initiated. 10-15 tonnes of high-grade lithium claystone mineralization have been prepared from the bulk sample drilling and will be used as material for the detailed metallurgical testing required to further refine and enhance the TLC Flowsheet for the prefeasibility study (“PFS”) and ahead of launching pilot operations.

Environmental and cultural studies were conducted to support the TLC Project's Plan of Operations which received Bureau of Land Management approval in January 2022. Further environmental and cultural work has commenced to support the full mine permitting process which will be formally launched at TLC following finalization of the PFS. To this end, SRK Consulting (U.S.) Inc. of Elko, Nevada has been engaged to coordinate the preparation of a mine plan of Operations with the BLM and Nexus Environmental Consultants Inc. of Reno, Nevada has been engaged to complete biological baseline studies in support of the Mine Plan of Operations application.

TLC Lithium Project ("TLC Project") - Nevada, USA

Since 2016, the Company has acquired, through a series of transactions, the control of unpatented lode mining claims in Nevada's Nye and Esmeralda counties and now controls a total of approximately 12,511 acres of contiguous land highly prospective for lithium and which comprise the TLC Project. The TLC Project has been under exploration and development by the Company since 2019. Lithium claystone mineralization is found consistently in near surface drilling and sampling across a >20 km2 area and is open to expansion primarily to the south and west sides of the project.

In addition, the Company has acquired agricultural lands with accompanying water rights to secure water for the project for the long term. The outright ownership of the subject properties will provide close to 2,500 acre-feet of combined water rights which should provide sufficient water for at least the initial phases of any future production at the TLC Project and a strong base for any future expansion phases. The water can be transported by buried pipeline to the project utilizing existing public access routes and may also be transferred throughout the basin, including to the TLC site, via intra-basin transfer.

Management's Discussion and Analysis

The water rights come by way of the acquisition of:

- a 326-acre farm whose accompanying 1,110 acre-feet of water rights are part of the same hydrographic basin as the TLC Project, Basin 137-a, or 'Big Smoky Valley - Tonopah Flat'. The purchase of this farm is a critical step in securing the required makeup water for the lithium recovery process planned to be implemented for lithium recovery from TLC's unique lithium bearing claystones. Such recovery process is expected to minimize water usage, but some makeup water will be required.  Total consideration of US$1,300,000 was paid in cash in three tranches for this property;

- certain privately held agricultural lands along with 1,468 acre-feet of water rights, in the Big Smoky Valley, close to the TLC Project. Pursuant to the terms of the agreement, the Company paid the vendors a total of $4,083,681 (US$3,155,822) on closing in June 2022; and

- the Company also has an option over approximately a further 600 acre-feet of water.

Transactions relating to mining claims since January of 2021 are disclosed below:

- In April 2021, the Company closed a share purchase agreement with the shareholder of 1301420 B.C. Ltd. ("1301420 BC") whereby the Company purchased 100% of the outstanding shares of 1301420 BC, whose only asset was an interest in a series of mining claims located in Nye and Esmeralda County, Nevada, contiguous and to the west of the Company's TLC Project. The claims are not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 4,000,000 common shares of the Company at a fair value of $7,200,000, which has been accounted for as an asset acquisition.

- In September 2021, the Company announced that with the completion of the acquisition of Big Smoky, the Company had acquired the Crescent Dunes Project ("Crescent Dunes") comprising 3,886 acres of land highly prospective for lithium, north and contiguous to TLC, and with this acquisition, as well as additional contiguous staking to the east and south of TLC, the project has grown to a total of approximately 12,511 acres.

Pursuant to a share purchase agreement with Big Smoky and each of the shareholders of Big Smoky (the "Vendors") dated September 7, 2021, the Company acquired all of the outstanding share capital of Big Smoky. The acquisition consolidates more of the known shallow occurrences of TLC lithium claystone mineralization. The claims acquired through the acquisition are not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 2,500,000 common shares of the Company to the Vendors at a fair value of $6,300,000, which has been accounted for as an asset acquisition.

- In January 2023, the Company entered into a royalty buyback agreement under which the Company agreed to buy back the remaining one percent (1.0%) gross overriding royalty pertaining to the TLC Project for consideration of 950,000 common shares to the TLC Royalty Holder at a fair value of $4,503,000. This transaction leaves the TLC project unencumbered by any royalty.

- Also in January 2023, the Company agreed to acquire 8 additional lode mining claims in Nye County, Nevada, contiguous to the northwest of the TLC land package from an arms-length vendor.  These claims will provide further improved access to the project from the northwest and control of the region immediately surrounding the project.  In consideration for the acquisition, the Company issued a total of 200,000 common shares to the vendors at a fair value of $946,000.

On February 1, 2023, the Company announced the results of its maiden Preliminary Economic Assessment ("PEA") for the TLC Project, completed jointly by DRA Global and Stantec Consulting Ltd. ("Stantec"), and demonstrating that the TLC project has the potential to become a substantial, long-life producer of low-cost lithium carbonate ("LCE" or "Li2CO3") with the potential to produce either battery grade LCE or lithium hydroxide ("LiOH"). Highlights for the Base Case (lithium only with no by products), include after-tax NPV8% of US$3.26 billion and after-tax IRR of 27.5%.

Management's Discussion and Analysis

A total of 26 diamond core holes and 16 Reverse Circulation ("RC") holes drilled in 2022 and 2023 will be added to the updated mineral resource block model and incorporated into an updated Mineral Resource Estimate ("MRE"), currently underway by Stantec geoscientists. Thick, high grade lithium intersections in drill holes outside of the current Measured Resource footprint should expand the MRE, particularly to the north-northeast (see: TLC Claim map with Drill Collar Locations, Resource Outline & select new drill holes, below).

TLC Claim map with Drill Collar Locations, Resource Outline & sepect new drill holes

Management's Discussion and Analysis

Resource Estimate

The current mineral resource estimate was prepared by Stantec Consulting Ltd., effective October 6, 2022, utilizing a total of 82 drill holes comprising 39,062' (11,906 m) of combined RC, Sonic and diamond drilling from 2019 to 2022 drill campaigns. A pit-constrained mineral resource estimate (at 500 ppm cut-off) of 860 million tonnes at 924 ppm Li Measured, 1192 million tonnes at 727 ppm Li Indicated, plus 486 million tonnes at 713 ppm Li Inferred resources containing 4.20 million tonnes LCE Measured, 4.63 million tonnes LCE Indicated and 1.86 million tonnes LCE Inferred. See table below for a summary of the updated TLC pit-constrained resource estimate at various cut-offs. The Company has 42 diamond and RC drill holes yet to be included in the current resource estimate and has initiated an update to the resource with Stantec.

TLC Project Updated Lithium Mineral Resource Estimates (December 1, 2022)

Cutoff	Volume	Tonnes	Li	Million Tonnes (Mt)
Li (ppm)	(Mm^3)	(Mt)	(ppm)	Li	Li2CO3	LiOH*H2O
Measured
500	506	860	924	0.79	4.20	4.78
1000	203	345	1255	0.43	2.29	2.60
1200	104	177	1401	0.25	1.33	1.51
Indicated
500	701	1192	727	0.87	4.63	5.26
1000	80	136	1148	0.16	0.85	0.97
1200	22	37	1328	0.05	0.27	0.30
Measured +Indicated
500	1207	2052	809	1.66	8.83	10.04
1000	283	481	1227	0.59	3.14	3.57
1200	126	214	1402	0.30	1.60	1.81
Inferred
500	286	486	713	0.35	1.86	2.12
1000	31	53	1151	0.06	0.32	0.36
1200	8	14	1315	0.02	0.11	0.12

  CIM definitions are followed for classification of Mineral Resource.
  Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US20,000 US$/tonne and mining cost of US$3.00 per tonne, a lithium recovery of 90%, fixed density of 1.70 g/cm3 (1.43 tons/yd3)
  Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05
  Totals may not represent the sum of the parts due to rounding.
  The Mineral Resource estimate has been prepared by Joan Kester, PG and Derek Loveday, P. Geo. Of Stantec Consulting Services Inc. in conformity with CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

TLC Project Preliminary Economic Assessment

February 1, 2023, the Company announced the results of the maiden PEA for the TLC Project completed by DRA Global and Stantec Consulting Services. The report entitled "Tonopah Lithium Claims Project NI 43-101 Technical Report - Preliminary Economic Assessment" with an effective date of January 31, 2023 and prepared by John Joseph Riordan, Valentine Eugene Coetzee, Derek J. Loveday, Satjeet Pandher, Joan C. Kester and Sean Ennis of DRA Pacific, was filed on American Lithium's SEDAR+ profile at www.sedarplus.ca. The PEA demonstrates that the TLC project has the potential to become a substantial, long-life producer of low-cost lithium carbonate ("LCE" or "Li2CO3") with the potential to produce either battery grade LCE or lithium hydroxide ("LiOH"). The PEA base case envisions an initial 4.4 Million tonnes per annum ("Mtpa") processing throughput expanding to 8.8Mtpa. The PEA alternative case is identical, but with added production of high purity magnesium sulfate as a by-product over life of operations. Unless otherwise stated, all dollar figures are in US currency.

Management's Discussion and Analysis

TLC Project PEA Highlights (Base Case - Ramp-up Production Li only production):

  Pre-tax Net Present Value ("NPV")8% $3.64 billion at $20,000/tonne ("t") LCE
  After-tax NPV8% $3.26 billion at $20,000/t LCE
  Pre-tax Internal Rate of Return ("IRR") of 28.8%
  After-tax IRR of 27.5%
  PEA mine and processing plan produces 1.46 Mt LCE LOM over 40 years
  Pre-tax initial capital payback period 3.6 years; after-tax payback 3.7 years**
  Average LOM annual pre-tax cash flow: $435 million; annual after tax cash flow: $396 million
  Initial Capital Costs ("Capex") estimated at $819 million
  Total Capex estimated at $1,456 million; Sustaining Capital estimated at $767 million
  Operating cost ("Opex") estimated at $7,443/t LCE inclusive of power credits

** Payback is based on Phase 1 capital alone, with undiscounted cashflows

TLC Project PEA Highlights (Alternate Case - Ramp-Up Production Li + Magnesium Sulfate production):

  Identical LCE production scenario, but with added LOM average production of 1,681,856 tpa of magnesium sulfate ("MgSO4" - monohydrate and heptahydrate) by-products
  Pre-tax NPV 8% $6.06 billion at $20,000/t LCE & $150/t MgSO4
  After-tax NPV8% $5.16 billion at $20,000/t LCE & $150/t MgSO4;
  Pre-tax IRR of 38.6%
  After-tax IRR of 36.0%
  Pre-tax initial capital payback period 2.6 years; after-tax payback 2.8 years
  Average LOM pre-tax annual cash flow: $684 million; annual after tax cash flow: $ 591 million
  Initial Capex estimated at $827 million
  Total Capex estimated at $1,464 million; Sustaining Capital estimated at $738 million
  Opex estimated at $7,443/t LCE inclusive of power credits
  Opex estimated at $817/t LCE, inclusive of power & MgSO4 credits
  PEA mine plan produces 1.46 Mt LCE and 64.9 Mt MgSO4 LOM over 40 years

Readers are cautioned that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

Mine Life & Production

  Simple truck and shovel open pit mining of the shallow resource underpins the scalable, long-life, lithium project producing approximately 24,000 tpa LCE over Years 1-6 expanding to 48,000 tpa LCE production for Years 7-19 years when mining ceases. Rehandling of the >1,000 parts per million ("ppm") stockpile allows production to continue for Years 20-40.
  Average LOM Production of approximately 38,000 tpa LCE for 40 years.

Management's Discussion and Analysis
  Targeted 1,400 ppm Li average feed grade pit-constrained resource supports mining for 19 years and processing >1,000 ppm Li stockpile for an additional 21 years.
  1,400 ppm feed material beneficiation increases the head grade to leaching to 2,000 ppm Li.
  LOM Strip Ratio (Waste:Ore) of 0.93:1 with a maximum final pit depth of ~325-350', well above the water table depth.
  Where possible progressive reclamation of mining areas is planned along with in-pit back-filling of waste rock and filtered tailings.
  Sulfuric acid leaching using industry standard techniques and flowsheet produces high purity lithium carbonate to enable the production of battery grade LCE or LiOH.
    PEA study estimates that for an additional $100M (Installed) Capex, and $406/t LCE Opex, a final conversion and refining processing step will enable the production of battery grade LiOH; or
    End users have the flexibility of acquiring high purity LCE from TLC and converting it themselves to whichever product is required.
  Magnesium sulphate (monohydrate) is an increasingly important fertilizer add-on product with a large and growing global market. High-purity hydrated products (heptahydrate & epsom salts) are used in the food, personal care and water quality industries.

TLC Project PEA Key Highlights

Description	Units	Base Case	Alternate Case
LCE Selling Price	$/tonne	$20,000	$20,000
Life of Mine	years	40	40
Processing Rate P1 / P2[1]	ROM Mtpa	4.4 / 8.8	4.4 / 8.8
Average Throughput (LOM)	tpa	8,112,415	8,112,415
LCE Produced (average LOM)[1]	tpa	38,157	38,157
P1 LCE Production (steady state)	tpa	24,000	24,000
P2 LCE Production (steady state)	tpa	48,000	48,000
LCE Produced (total LOM)[1]	tonnes	1,462,913	1,462,913
Unit Operating Cost (OPEX) LOM[2]	$/LCE tonne	7,443	817
MgSO4 Produced (average LOM)[1]	tpa	n/a	1,663,213
MgSO4 Selling Price	$/tonne	n/a	150
Gross Revenue incl. Power & MgSO4 Credits	$ B	29.7	39.4
CAPEX[3] P1	$ M	819	827
CAPEX[3] LOM	$ M	1,431	1,439
Sustaining Capital Costs (undiscounted)	$ M	792	763
Project Economics
Pre-tax:
NPV (8%)	U$ M	3,642	6,056
IRR	%	28.8	38.6
Initial Payback Period (undiscounted)	years	3.6	2.6
Average Annual Cash Flow (LOM)	$ M	435	684
Cumulative Cash Flow (undiscounted)	$ M	16,147	25,860
After-tax:[4]
NPV (8%) Post-Tax	$ M	3,261	5,157
IRR Post-Tax	%	27.5	36.0

Management's Discussion and Analysis

Description	Units	Base Case	Alternate Case
Payback Period (undiscounted)	years	3.7	2.8
Average Annual Cash Flow (LOM)	$ M	396	591
Cumulative Cash Flow (undiscounted)	$ M	14,617	22,219

Notes:

1. Production: base case is 2 phases, 4.4Mtpa and 8.8Mtpa throughput; alternative case is identical, but with production of magnesium sulfate co-product over life of operations.

2. Includes all operating expenditures with credit for excess power and revenue from MgSO4 production as offset to Unit LCE Opex, the estimate is expected to fall within an accuracy level of ±30%.

3. Includes 10% contingency on process plant capital costs, 10% contingency is included in the tailings and infrastructure costs, and closure costs (LOM).

4. Tax calculation estimates were completed by Mining Tax Plan LLP, and include Federal Taxes, all Nevada State taxes and royalties and Nye County Property tax estimates, and available producer tax credits.

Sensitivities

The project is most sensitive to LCE price and process costs, but relatively far less sensitive to capital costs and mining costs, in descending order of affect (see Table 2, and Figures 1 and 2, below).

TLC Project Metal Pricing NPV8% and IRR Sensitivity

Sensitivity ($)/t	-30%	-20%	-10%	Base Case $20,000/t	10%	20%	30%
Pre-tax NPV8% (millions)	$1,243	$2,042	$2,842	$3,641	$4,441	$5,240	$6,040
Pre-tax IRR (%)	16.3	20.7	24.9	28.8	32.5	36.0	39.4

Figure 1 - Base Case Pre-Tax NPV8 Sensitivity Graph

Management's Discussion and Analysis

Figure 2 - Base Case Pre-Tax IRR Sensitivity Graph

Detailed Capital Cost Estimates:

Capital Costs	Phase 1	Phase 2	LOM
($ millions)
Mining (pre-strip and capital)	56.3	-	56.3
Processing plant - Direct costs	424.5	228.8	653.3
Processing plant/mine - Infrastructure	45.9	sustaining	45.9
Tailings & bulk infrastructure[1]	49.8	sustaining	49.8
Total Direct Costs	576.5	228.8	805.3
Total Indirect Costs (Process Plant)[2]	181.9	316.8	498.7
Contingency (Process Plant)10%	60.6	54.7	115.3
Closure Costs (captured in sustaining)	-	-	25
TOTAL - Li Only Base Case	819.0	600.3	1,431
Added Plant Capex for MgSO4 Production	23.8	23.8	47.6
TOTAL - Li + MgSO4 (includes tailings savings)	827.0	-	1,439
Sustaining Capital Costs - Li only	-	-	765.5
Sustaining Capital Costs - Li + MgSO4	-	-	735.9

1. Tailings built in phases and included in P1 capital cost estimate and sustaining capital for remaining LOM

2. Includes EPCM, spares, insurances, owners' team.

Management's Discussion and Analysis

Falchani Lithium Project and Macusani Uranium Project - Puno, Peru

Through the acquisition of Plateau and its Peruvian subsidiary, Macusani Yellowcake SAC, the Company acquired title to, or has court injunctions preserving title on, over 930 km2 of mineral concessions in the Province of Carabaya, Department of Puno, in southeastern Peru. This project land position was the result of several consolidation transactions between 2007 and 2014 (see map below).

Through a mining rights transfer agreement entered into in June 2022, the Company acquired an additional 18 concessions in Peru and now holds 174 concessions covering an area in excess of 1090 km2. The Company paid $517,130 (US$400,000) and issued 2,250,000 common shares of the Company with a fair value of $4,635,000 to the vendor of these 18 concessions.

Management's Discussion and Analysis

Cautionary Note Regarding Concessions

32 of the 174 Falchani Project and Macusani Project concessions now held by American Lithium's subsidiary Macusani, have been subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru ("INGEMMET") and the Mining Council of the Ministry of Energy and Mines of Peru ("MINEM") in February 2019 and July 2019, respectively, which declared Macusani's title to the 32 concessions invalid due to late receipt of the annual validity payment. On November 15, 2023 the Superior Court of Peru unanimously upheld the prior ruling of the lower court in favour of the Company in relation to those 32 concessions which clearly established that Macusani is the rightful owner of these concessions and highlights that the action launched by INGEMMET and MINEM was baseless and unsubstantiated... On December 29, 2023 the Company announced that INGEMMET and MINEM have petitioned the Supreme Court in a final attempt to reverse the ruling. If the petition is successful, Macusani's title to the 32 concessions could be revoked. The Company will continue to take all necessary actions, and pursue all available legal options, to defend its interests.

Falchani Project Highlights

Following the initial discovery in November 2017, accelerated exploration efforts led to the maiden mineral resource estimates being announced on July 24, 2018, followed by an updated mineral resource estimate on March 4, 2019, increasing the total lithium resources by more than 90%. A new updated MRE was completed by Stantec Consulting Services Inc. and announced October 31, 2023, expanding the contained lithium resources in the Measured & Indicated categories by 476%. The Falchani Project resource is comprised primarily of three zones, namely the upper breccia unit ("UBX"), lithium-rich tuff unit ("LRT") and lower breccia unit ("LBX"), in order of stratigraphy. A lower grade Li-rich subvolcanic intrusion (Coarse Felsic Intrusion) forms the basement to the Falchani volcanic stratigraphy, and contributes to the overall MRE Inferred category.

The results of an updated, independent PEA, prepared by DRA Global ("DRA"), were announced on February 4, 2020, demonstrating that the Falchani Project has the potential to become a large, long-life producer of low cost, high quality, low impurity battery grade Li2CO3. An updated PEA was recently completed by DRA Global and announced January 10, 2024. Unless otherwise stated, all dollar figures for the PEA are in United States dollars and the economic highlights represent the Company's 100% interest in the Falchani Project.

The updated Falchani Project 2023 MRE and 2024 PEA both include the Falchani and Ocacasa 4 concessions based on the most recent legal decision confirming the Company's ownership of all concessions. However, please refer to the Cautionary Note Regarding Concessions section in this MD&A.

The PEA was completed by DRA Global based on the updated mineral resource estimate recently completed by Stantec Consulting Services Ltd. The updated PEA demonstrates that the Falchani project has the potential to become a substantial, low-cost, long-life producer of high purity lithium carbonate ("LC" or "Li2CO3") with the potential to also produce Sulfate of Potash ("SOP") and Cesium Sulfate ("CsS" or "Cs2SO4") by-products alongside LC. The PEA base case envisions an initial 1.5 Million tonnes per annum ("Mtpa") processing throughput (Years 1-5), expanding to 3.0 Mtpa (Years 6-10) and ultimately ramping up to to 6.0 Mtpa (Years 11-43) with 32 years of mining followed by 11 years of stockpile processing. The PEA alternative case is identical, but with added production of high purity SOP and Cesium sulfate as by-products from Years 6-43 alongside the initial expansion. Unless otherwise stated, all dollar figures are in US currency.

Falchani PEA Highlights (Base Case - Li only production):

  Pre-tax Net Present Value ("NPV")8% $8.41 billion at $22,500/tonne ("t") LCE
  After-tax NPV8% $5.11 billion at $22,500/t LCE
  Pre-tax Internal Rate of Return ("IRR") of 40.7%
  After-tax IRR of 32.0%
  Pre-tax initial capital payback period 2.5 years; after-tax payback 3.0 years

Management's Discussion and Analysis
  Average LOM annual pre-tax cash flow: $1,003 million; annual after-tax cash flow: $ 628 million
  Initial Capital Costs ("Capex") estimated at $681 million
  Total Capex (Phases 1,2 & 3) estimated at $2,565 million; Sustaining Capital estimated at $236 million
  Operating cost ("Opex") estimated at $5,092/t LCE
  PEA mine and processing plan produces 2.64 Mt LCE LOM over 43 years
    23,000 tpa LCE Phase 1; 45,000 tpa Phase 2; and 84,000 tpa Phase 3

Falchani PEA Highlights Alternate Case - Li-only in Phase 1; SOP + CsS added from Phase 2:

  Identical LCE production scenario, but with added average production of 81,556 tpa of SOP and 3,796 tpa of CsS from Years 6-43;
  Pre-tax NPV8% $9.25 billion at $22,500/t LCE, $1,000/t SOP & $58,000/t Cs2SO4;
  After-tax NPV8% $5.59 billion at $22,500/t LCE, $1,000/t SOP & $58,000/t Cs2SO4;
  Pre-tax Internal Rate of Return ("IRR") of 38.5%
  After-tax IRR of 29.9%
  Pre-tax initial capital payback period 2.5 years; after-tax payback 3.0 years
  Average LOM pre-tax annual cash flow: $1,211 million; annual after tax cash flow: $ 758 million
  Initial Capital Costs ("Capex") estimated at $681 million
  Total Capex estimated at $3,466 million; Sustaining Capital estimated at $260 million
  Operating cost ("Opex") estimated at $5,705/t LCE (for all products)
  Operating cost ("Opex") estimated at $1,361/t LCE, inclusive of SOP & Cs2SO4 credits
  PEA mine plan produces 2.64 Mt LCE and 3.19 Mt SOP and 147,000 t Cs2SO4 LOM over 43 years

Mine Life & Production

  Simple drill, blast, truck and shovel open pit mining of the near-surface, high-grade (>2,700 ppm Li) resource the scalable, long-life, lithium project producing approximately 23 ktpa LCE over Years 1-5, expanding to 45 ktpa LCE production for Years 6-10 years followed by Phase 3 expansion producing ~84 ktpa for Years 11-32 when mining ceases. Rehandling of the <2,700 ppm Li stockpile allows production to continue for Years 33-43.
  Average LOM Production of approximately 61,400 tpa of 99.5% LCE for 43 years.
  Targeted >2,700 ppm Li grade pit-constrained resource supports mining for 32 years and processing <2,700 ppm Li stockpile for an additional 11 years.
  LOM Strip Ratio (Waste:Ore) of 0.60:1 after accounting for processed stockpile material
  Sulfuric acid leaching using industry standard techniques and flowsheet produces high purity lithium carbonate to enable the production of battery grade LC.
  Sulfate of Potash is an important fertilizer product for specialty crops, especially those grown in Peru (ex. avocado, blueberries, grapes & coffee) with a decent, and growing global market. SOP production from Falchani has the potential to satisfy Peru's domestic needs with additional export possibility.
  Cesium is used in high-pressure, high-temperature offshore oil and gas drilling and is used in infrared detectors, optics, photoelectrical cells, scintillation counters and spectrometers. Isotopes of cesium are atomic clocks necessary for aircraft guidance systems, global positioning satellites, and internet and cell phone applications. Cesium sulfate produced at Falchani can be further refined by third parties into desired end-products.

Updated Preliminary Economic Assessment Key Highlights

Description	Units	Base Case	Alternate Case
LCE Selling Price	$/tonne	$22,500	$22,500
Life of Mine	years	43	43
Processing Rate P1 / P2 / P3[1]	ROM Mtpa	1.5/3.0/6.0	1.5/3.0/6.0
Average Throughput (LOM)	tpa	4,946,898	4,946,898
LCE Produced (average LOM)[1]	tpa	61,400	61,400

Management's Discussion and Analysis

Description	Units	Base Case	Alternate Case
P1 LCE Production (steady state)	tpa	23,000	23,000
P2 LCE Production (steady state)	tpa	45,000	45,000
P3 LCE Production (steady state)	tpa	84,000	84,000
LCE Produced (total LOM)[1]	tonnes	2,639,610	2,639,610
Unit Operating Cost (OPEX) LOM[2]	$/LCE tonne	5,092	1,361
SOP Produced (average LOM)[1]	tpa	n/a	81,556
SOP Selling Price	$/tonne	n/a	1,000
Cs2SO4 Produced (average LOM)[1]	tpa	n/a	3,796
Cs2SO4 Selling Price	$/tonne	n/a	58,000
Capital Cost (CAPEX)[3] P1	$ M	681	681
Capital Cost (CAPEX)[3] LOM	$ M	2,565	3,466
Sustaining Capital Costs (undiscounted)	$ M	236	260
Project Economics
Pre-tax:
Net Present Value (NPV) (8%)	U$ M	8,411	9,251
Internal Rate of Return (IRR)%		40.7	38.5
Initial Payback Period (undiscounted)	years	2.5	3.0
Average Annual Cash Flow (LOM)	$ M	1,003	1,211
Cumulative Cash Flow (undiscounted)	$ M	43,150	52,072
After-tax:[4]
Net Present Value (NPV)8%) Post-Tax	$ M	5,109	5,585
Internal Rate of Return (IRR) Post-Tax	%	32.0	29.9
Payback Period (undiscounted)	years	3.0	3.0
Average Annual Cash Flow (LOM)	$ M	628	758
Cumulative Cash Flow (undiscounted)	$ M	27,011	32,597

Notes:

1. Production: base case is 3 phases, 1.5Mtpa, 3.0Mtpa and 6.0Mtpa throughput; alternative case is identical with production of Li-only in Phase 1, but with SOP and CsS co-products from Phase 2 expansion onward (Years 6-43).

2. Includes all operating expenditures with credit for SOP and CsS production as offset to Unit LCE Opex, the estimate is expected to fall within an accuracy level of ±30%.

3. Includes 10% contingency on process plant capital costs, 10% contingency is included in the tailings and infrastructure costs, and closure costs (LOM).

4. Tax calculation estimates consider all current applicable taxes and include: Depreciation; Workers' Participation Tax; Mining Pension Fund; Modified Mining Royalty Tax; and Federal Income Taxes.

Readers are cautioned that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

Sensitivities

The NPV for the project is most sensitive to LCE/metal selling price, but relatively far less sensitive to operating costs, capital costs and mining costs, in descending order of affect. IRR is obviously most sensitive to capital costs and LCE/metal selling price (Figures 1 and 2, below).

Management's Discussion and Analysis

Figure 1 - Base Case Post-Tax NPV8 Sensitivity Graph

Figure 2 - Base Case Post-Tax IRR Sensitivity Graph

Mining

Based on the analysis completed by DRA Global, the Falchani Project is highly amenable for development by conventional open pit, drill-blast, truck and shovel operation. The Base Case and Alternative Case have identical LOM production plans and schedules.

Management's Discussion and Analysis

Falchani - Mining/Processing Rates

Parameter	Unit	Value
Production Life	Years	43 (includes 2-year production ramp up)[1]
Material mined	Mt	339.7
ROM head grade to leach (Years 1-32)	ppm Li	3,382
ROM head grade to leach (Years 33-43)	ppm Li	1,841
Recovered LCE	LOM Mt	2.63
Waste	LOM Mt	127.0
Total Mineralized Material throughput	LOM Mt	212.7
Strip Ratio (LOM)	(tw:to)	0.60

1. 2 years construction, including 1 year Capitalized pre-production mining; 2-year production ramp-up with 75% nameplate in Year 2.

Falchani - Detailed Capital Cost Estimates:

Capital Costs	Phase 1	Phase 2	Phase 3	LOM
($ millions)
Mining (pre-strip and capital)	10.3	10.3	20.6	41.2
Processing plant - Direct costs	399.9	359.9	720.5	1480.3
Processing plant/mine - Infrastructure	36.3	32.7	65.5	134.5
Bulk infrastructure[1]	35.1	17.6	35.2	87.9
Tailings[2]	29.2	-	127.4	156.6
Total Direct Costs	510.8	420.5	969.1	1900.4
Total Indirect Costs (Process Plant)[2]	109.7	98.7	197.4	405.8
Contingency (Process Plant)11%	60.1	54.1	108.2	222.4
Closure Costs (captured in sustaining)	-	-	-	36
TOTAL - Li Only Base Case	680.6	573.3	1274.7	2,565
Added Plant Capex for Cs2SO4 + SOP	-	417	395	812
Added Contingency for Cs2SO4 + SOP	-	45.9	43.5	89.4
TOTAL - Li + Cs2SO4 + SOP	680.6	1,036.3	1713.2	3,466
Sustaining Capital Costs - Li only	-	-	-	235.6
Sustaining Capital Costs - Li + Cs2SO4 + SOP	-	-	-	259.9

1. Tailings built in phases and included in P1 capital cost estimate and sustaining capital for remaining LOM

2. Includes EPCM, spares, insurances, owners' team.

The updated PEA was announced on January 10, 2024. The completed technical report on the updated PEA will be filed by February 23, 2024.

Mineral Resource Estimates

The PEA has considered mining pit shells based on optimization using an internal cutoff of >2,700 ppm Li based on the latest MRE data and technical report entitled: "Technical Report and Mineral Resource Estimate - Falchani Property, Carabaya Province, Department of Puno, South-Eastern Peru" dated December 14, 2023, with an effective date of October 31, 2023, prepared by Derek Loveday, P. Geo. and Mariea Kartick, P.Geo. of Stantec Consulting Services Inc.

Management's Discussion and Analysis

The mineral resource estimates for the Falchani Project, effective October 31, 2023, are reported at various cutoff grades, but the 600 ppm Li economic cut-off grade was considered applicable. The MRE results are as follows:

Cutoff	Volume	Tonnes	Li	Million Tonnes (Mt)			Cs	K	Rb
Li (ppm)	(Mm^3)	(Mt)	(ppm)	Li	Li2CO3	LiOH*H2O	(ppm)	(%)	ppm
Measured
600	29	69	2792	0.19	1.01	1.15	631	2.74	1171
1000	27	65	2915	0.19	1.01	1.15	647	2.71	1208
1200	25	61	3142	0.18	0.96	1.09	616	2.74	1228
Indicated
600	156	378	2251	0.85	4.52	5.14	1039	2.92	1055
1000	136	327	2472	0.81	4.31	4.9	1095	2.87	1104
1200	129	310	2549	0.79	4.20	4.78	1069	2.86	1146
Measured +Indicated
600	185	447	2327	1.04	5.53	6.29	976	2.90	1072
1000	163	392	2551	1.00	5.32	6.05	1021	2.84	1121
1200	154	371	2615	0.97	5.16	5.87	1009	2.84	1130
Inferred
600	198	506	1481	0.75	3.99	4.54	778	3.31	736
1000	138	348	1785	0.6	3.3	3.75	886	3.18	796
1200	110	276	1961	0.54	2.87	3.27	942	3.10	850
  CIM definitions are followed for classification of Mineral Resource.
  Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US20,000 US$/tonne and mining cost of US$3.00 per tonne, a lithium recovery of 80%, fixed density of 2.40 g/cm3 for the mineralized Upper Breccia, Lithium Rich Tuff and Lower Breccia Geological Units and a fixed density of 2.70 g/cm3 for the mineralized Coarse Felsic Intrusion.
  Tonnes are Metric
  Conversions: Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05
  Totals may not represent the sum of the parts due to rounding.
  The Mineral Resource estimate has been prepared by Mariea Kartick, P. Geo., and Derek Loveday, P. Geo. Of Stantec Consulting Services Inc. in conformity with CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The effective date of the Mineral Resource Estimate is October 30,2023. There is no certainty that any mineral resource will be converted into mineral reserve.

The mineral resource estimates are based on 12,317 m from 67 drill holes from 35 Platforms (2017 to 2023). Sampling was carried out at sampling intervals of between 0.5m and 1.0m. Samples used throughout the estimation process were composited to a downhole length of 2.5m (see Figure: Falchani Project Mineral Classification and Drill Platform Location Map, below).

Management's Discussion and Analysis

Falchani Project Mineral Classification and Drill Platform Location Map

Environmental

A baseline environmental study (the "Baseline Study") undertaken by ACOMISA, a Lima-based environmental consulting company, and continued in collaboration with Anddes Asociados S.A.C. is ongoing. The Baseline Study was expanded to include each of the Falchani Lithium Project and Macusani Uranium Project areas and now covers the relevant areas belonging to the communities of Isivilla, Tantamaco, Corani, Chimboya and Paquaje, and Chacaconiza. This expanded Baseline Study was accepted by the Peruvian Government Agency SENACE (Servicio Nacional de Certificacion Ambiental) and built on previous environmental monitoring that was started by the Company in 2010 during the exploration phase of work. The Baseline Study has recently progressed into an EIA that includes community relations and impacts of future development, as well as flora, fauna, water, air and noise sampling and comprehensive archaeological studies.

Management's Discussion and Analysis

The Company has also subsequently completed and submitted the semi-detailed EIA covering the project, building on the Environmental Baseline Study. The environmental work required for the pre-feasibility study on the Falchani Lithium project was led by SRK Peru, and includes detailed hydrological / hydrogeological studies focusing on investigating water table parameters within the upper 120-150 m below surface. The Company anticipates approval of the semi-detailed EIA shortly and the full EIA later in 2024.

The Falchani Lithium Project lies outside of the Corani-Macusani Area of Cultural and Archaeological Significance ("Archaeological Area of Interest"). Archaeological studies completed as part of our exploration program permitting and recent EIA study work have shown that to date, there are no sites of cultural or archaeological significance affecting the Falchani Lithium Project. The local landscape, landforms, higher elevation and rock weathering style at the project was not conducive for hosting, or preservation of, sites of archaeological significance. An overview of the results of the archaeological studies, including excavations available to date, is being prepared for presentation to the Ministry of Culture of Peru.

Falchani Lithium Project Exploration and Development Work

Lithium exploration work at Falchani, including trenching and sampling started in the Quelcaya village area where new occurrences of Li-rich rocks were initially reported in 2019. The recent prospecting and mapping activities demonstrate that the new lithium occurrences in the vicinity of the Quelcaya village are more extensive than initially modelled. These results were released May 20, 2021, with exploration and resource extension/expansion drilling planned and currently being permitted (see Map Figure, below). In addition, and as set out above, the Company was able to expand and reclassify the existing resource in Q4 2023 based on EIA drilling and 2022 and 2023. The Company is also targeting additional infill and extension drilling at Falchani itself with these results to be incorporated into the already initiated PFS work.

On May 5, 2023, the Company announced that it had been awarded drill permits ("DIA") [Declaración de Impacto Ambiental] for exploration / discovery drilling on key targets in and around the community of Quelcaya 6kms west of Falchani. Following the receipt of drill permits, two contractor diamond drill rigs and crews were mobilized to commence Quelcaya exploration drilling. On September 26, 2023, the Company announced results from a discovery hole highlighting lithium mineralization intersected over 222.5 m in subvolcanic intrusive rocks averaging 1,560 ppm Li from 119.1 m downhole.

Falchani and Quelcaya Project Location Map

Management's Discussion and Analysis

A 10-hole hydrology diamond drill program that is part of the environmental work required for a pre-feasibility study was completed in September 2023 on the Falchani Project as part of the EIA program, led by SRK Peru. The hydrological drilling commenced in late 2022, and restarted in late April 2023, following protest-related hiatus. No groundwater has been encountered in any of the EIA drill holes.

Additional exploration and development work is currently being planned and permitted to support further extension/in-fill drilling at the Falchani Project and will commence following receipt of exploration permits (DIA) or the approval of the EIA-sd from Peruvian authorities, currently expected in early 2024. Local community acceptance and approvals have been granted and archeological and environmental sampling work has been concluded.

Macusani Uranium Project Highlights

The Macusani Project is one of the largest undeveloped uranium projects in the world containing significant measured, indicated, and inferred uranium resources. Located approximately 25 kilometres away from the Company's Falchani Project, the Macusani Project is proximal to excellent infrastructure and has a significant unexplored land package. The Company has elected to defer its previously announced intent to spin out the uranium assets into a separate listed entity and is advancing the project internally. Planned activities include the launch of a pilot operation to provide final validation of the flow-sheet as well as to produce yellowcake for evaluation by interested strategic parties. A planned major expansion and infill drilling program to expand and reclassify the large historical resource will follow upon receipt of final drill permits.

Preliminary Economic Assessment

On February 10, 2016, Plateau filed an updated PEA. The PEA was completed by UK based, mining engineering consultants Wardell Armstrong International and GBM Minerals Engineering Consultants Limited and contains a detailed base case which contemplates the construction of a conventional open pit mining operation with a centralized processing facility.

Six complexes covering multiple concessions contain mineral resources, four complexes are included in the Macusani Uranium Project PEA filed under Plateau's profile on SEDAR+ at www.sedarplus.ca. Of these four complexes, three have portions of the mineral resources on concessions that have been subject to dispute and these have been protected by judicial rulings restoring concession title, rights, and validity to the Company. (Refer to Cautionary Note Regarding Concessions section in this MD&A and to commentary under the Falchani section above, which contain details on judicial processes relating to 32 of the Company's concessions).

Unless otherwise stated, all dollar figures for the PEA are in United States dollars and the economic highlights represent Plateau's 100% interest in the Macusani Uranium Project.

Key Highlights of the Macusani Uranium Project PEA:

  Net Present Value(8%): ($50/lb U3O8 selling price): $852.7 M pre-tax / $603.1 M after-tax
  Internal Rate of Return: ($50/lb U3O8): 47.6% pre-tax / 40.6% after-tax
  Payback Period: ($50/lb U3O8): 1.69 years pre-tax / 1.76 years after-tax
  Initial Capital Expenditures: $249.7 M plus $50.1 M contingencies
  Total Sustaining Capital Costs1: $43.9 M
  Cash Operating Costs1: $17.28/lb U3O8 average life of mine ("LOM")
  Production Profile: 6.09 Mlbs/yr average LOM
  Operating Profile: near surface open pit mining of five deposits along with a small high-grade underground mine operation, heap leach process plant
  Mining Rate: 109.0 Mt/yr at 289 ppm U3O8 for 10 years at an average strip ratio of 2:1 (waste:mineralized material)
  Processing Throughput: 10.9 M tonne per annum
  High-grade scenarios were also considered with both heap leach and tank leach processing options and the Company continues to evaluate optimization scenarios

1 Financial metrics which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. See Alternative Performance Measurements section in this MD&A for additional information.

Management's Discussion and Analysis

Processing work tailored towards upgrading, or pre-concentrating, through communition/concentration studies on the uranium mineralization was planned for early 2020. The test work programs were deferred and the research and development work recommenced in August 2020 with encouraging results released March 30, 2021. The work utilized mineralization from 3 main deposits, with the following results: Colibri II-III Deposits - 81.6% of U retained in 35.3% of original mass passing 300 μm; Calculated Head Grade of 270 ppm U upgraded to 623 ppm U (Upgrade factor 2.3) using double scrubbing for 12 minutes each cycle; Corachapi Deposit - 73% of U retained in 31% of original mass passing 212 μm; Calculated Head Grade of 245 ppm U upgraded to 570 ppm U (Upgrade factor 2.3) using initial scrubbing for 15 minutes at 60% solids (by mass) followed by secondary scrubbing for 5 minutes at 45% solids. The upgrading results highlight the opportunity to bring in lower grade deposits previously not included in the PEA production schedule, and the higher grade feed material should positively impact the PEA Capital Costs with a smaller plant footprint and PEA operating costs due to lower energy and reagent costs. Trade off studies between original heap leach processing and tank/vat leach processing options will be conducted using the upgraded fraction achievable in a scrubbing and classification circuit.

Readers are cautioned that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

The completed technical report on the PEA entitled "Macusani Project, Macusani, Peru, NI 43-101 Report - Preliminary Economic Assessment" prepared by Mr. Michael Short and Mr. Thomas Apelt, of GBM Minerals Engineering Consultants Limited; Mr. David Young, of The Mineral Corporation; and Mr. Mark Mounde, of Wardell Armstrong International Limited dated January 12, 2016, can be located under Plateau's profile on SEDAR+ (www.sedarplus.ca) and on the Company's website.

Environmental

Within the Macusani Project area lies an Archaeological Area of Interest which includes sites of cultural interest. The area boundaries are very clearly defined and are well-known to people working in the region. The Company continues working with environmental and archaeological professionals, local communities, and Peruvian authorities to develop a plan to protect any sites located in proximity to the proposed future project operations. The Macusani Project and proposed future infrastructure for operations currently does not directly affect any such sites.

With the assistance of the Ministry of Culture of Peru, the Company has spent the past three years conducting a professional archaeological study in the project area. This is a full archaeological research project that the Company's team initiated and is still on-going. Whilst initial completion of field work was targeted for H1 2020, followed by presentation of the archaeological study to the Ministry of Culture in 2020, timing was subject to easing of the Peru government's COVID-19 lockdown restrictions, which have impacted access to the site. Desktop work is completed, and on-site work resumed in July 2022. Archeological study results have been submitted to the Peruvian Ministry of Culture.

The Company remains fully informed of the progress of this archeological study and is confident based on the findings to date, that together with the qualified investigating team, it will work towards an outcome that respects, salvages and preserves cultural heritage where it exists. In addition, all the recently validated artefacts are currently exposed to natural erosion and decay from the weather conditions that characterize the Macusani plateau, therefore a preserving solution should be found. It is positive to see the government proactively working towards an actionable outcome on both accounts, and it is indicative of the level of support across the board for the Company's projects.

The Company, and its predecessor companies, have been exploring continuously in the Macusani area since the initial land acquisition in 2005. All exploration activities are completed under fully approved social/ community agreements and exploration/mining permits.

Management's Discussion and Analysis

Macusani Project Exploration and Development Work

Exploration activities at the Macusani Project included mapping, prospecting, and sampling work. Five areas spread between various drilled targets with reported uranium resources were covered by radiometric mapping and surface sampling. The results of this surface uranium exploration activity were released on January 25, 2021, and September 28, 2021 (see map below). Additional surface mapping, sampling and prospecting work for future target generation has continued while awaiting drill permits. Exploration and resource expansion/extension drilling is expected to commence upon receipt of permitting approvals, possibly in late 2023. An update of the existing Macusani PEA with the results of this planned drill program and including pre-concentration and tank leach processing improvements should follow during 2024 prior to PFS late 2024. As previously announced, the Company has had success in pre concentrating / upgrading Macusani uranium mineralization with the potential to significantly improve the already robust economics of the existing PEA and to increase the resources included in the existing PEA. The latest PEA Technical Report is out of date; however, it should be noted that uranium prices have rebounded over the past 12 months and are now above $90/lb and forecast to be well above the $50/lb U3O8 pricing used in the January 2016 PEA. This, coupled with potential process enhancements, is expected to more than cover potential increased reagent prices, costs, and inflation. The Company also intends to launch pilot operations in respect of the Macusani flowsheet in 2024.

Macusani Project Location Map with new target areas

Management's Discussion and Analysis

Outlook

The Company continues to believe that the growing demand for lithium-ion batteries will continue to drive demand for lithium products and that the domestic market for lithium products will be under supplied for many years to come. The uranium market is equally compelling with persistent supply/demand imbalance, improving price environment and continuing steady demand growth. These developments position the Company well should the Company be able to raise the required capital to continue its exploration and development efforts with the goal of successfully developing commercially viable lithium and uranium deposits.

With large lithium and uranium resources, strategically located in Nevada and Peru, and with recent successful development work on all its projects, the Company believes that it is well positioned to benefit from growing demand for sustainable, domestically sourced supplies of lithium and the need for clean/green baseload energy that can only be answered with nuclear energy as a large part of the Global energy mix.

Selected Quarterly Information

The following financial information is derived from the Company's financial statements for the three and nine months, ended November 30, 2023, and 2022, has been prepared in accordance with IFRS and is presented in Canadian dollars, unless otherwise indicated:

	For the three months ended November 30,		For the nine months ended November 30,
	2023	2022	2023	2022
	$	$	$	$
Revenues	-	-	-	-
Operating expenses	(8,749,969)	(6,582,866)	(32,860,163)	(26,846,538)
Net loss	(11,184,352)	(5,508,459)	(32,890,980)	(25,475,302)
Comprehensive loss	(11,169,972)	(5,436,973)	(32,871,414)	(25,139,717)
Basic and diluted loss per common share	(0.05)	(0.03)	(0.15)	(0.12)
Working capital	21,365,132	36,058,791	21,365,132	36,058,791
Total assets	177,178,511	183,914,633	177,178,511	183,914,633
Total liabilities	4,389,041	2,362,560	4,389,041	2,362,560

As at November 30, 2023, the Company had not yet achieved profitable operations and has accumulated losses of $152,158,227 (February 28, 2023 - $119,267,247) since inception. The basic and diluted loss per share for the nine months ended November 30, 2023, and 2022 were $0.15 and $0.12, respectively.

The Company's future financial success will be dependent upon the ability to obtain necessary financing to complete the development of reserves or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine.

Summary of Quarterly Results

The following table sets out selected quarterly financial information for each of the eight recently completed quarters. The financial information has been reported in accordance with IFRS and is presented in Canadian dollars, unless otherwise indicated. The Company has not yet earned revenue from any of its mineral properties. If a property is determined to have limited exploration potential the property is abandoned, and expenditures are written off to operations.

Management's Discussion and Analysis

	Nov 30, 2023	Aug 31, 2023	May 31, 2023	Feb 28, 2023
	$	$	$	$
Total assets	177,178,511	185,429,628	188,859,007	194,280,141
Total liabilities	4,389,041	5,110,999	2,095,404	1,890,074
Working capital	21,365,132	28,247,647	35,625,925	41,394,150
Revenues	-	-	-	-
Net loss	(11,184,352)	(10,581,005)	(11,125,625)	(10,191,240)
Comprehensive loss	(11,169,972)	(10,579,027)	(11,122,415)	(9,845,287)
Loss per share	(0.05)	(0.05)	(0.05)	(0.05)
	Nov 30, 2022	Aug 31, 2022	May 31, 2022	Feb 28, 2022
	$	$	$	$
Total assets	183,914,633	188,910,671	190,560,026	193,493,125
Total liabilities	2,362,560	4,341,810	3,207,677	2,691,682
Working capital	36,058,791	39,090,026	51,751,125	55,121,866
Revenues	-	-	-	-
Net loss	(5,508,459)	(11,043,199)	(8,923,644)	(6,704,975)
Comprehensive loss	(5,436,973)	(10,709,964)	(8,992,780)	(6,710,147)
Loss per share	(0.03)	(0.05)	(0.04)	(0.03)

Variances can be explained as follows:

  For the quarter ended November 30, 2023, the higher net loss compared to August 31, 2023 is related to a $2,126,580 loss on short-term investment and a combined share of net loss and dilution loss of $734,426 related to the equity investment in Surge; partly offset by decreased expenses on exploration and evaluation ($2,407,547), marketing ($867,862) and share-based compensation ($464,155).
  For the quarter ended August 31, 2023, the higher net losses are related to exploration and evaluation expenditures of $5,394,032 and share-based compensation of $4,104,968.
  For the quarter ended May 31, 2023, the higher net losses are related to exploration and evaluation expenditures of $4,735,199 and share-based compensation of $4,677,327.
  For the quarter ended February 28, 2023, the higher net losses are related to exploration and evaluation expenditures of $4,193,511 and share-based compensation of $4,237,870.
  For the quarter ended November 30, 2022, the higher net losses are related to exploration and evaluation expenditures of $2,370,755 and share-based compensation of $2,071,572.
  For the quarter ended August 31, 2022, the higher net losses are related to exploration and evaluation expenditures of $4,879,673, share-based compensation of $2,802,987, and professional fees of $1,031,005.
  For the quarter ended August 31, 2022, the higher net losses are related to exploration and evaluation expenditures of $4,151,536, and share-based compensation of $3,450,754.
  For the quarter ended February 28, 2022, the higher net losses are related to exploration and evaluation expenditures of $2,117,029, and share-based compensation of $3,146,165.

Management's Discussion and Analysis

Results of Operations

The table below details the significant changes in administrative expenditures for the three months ended November 30, 2023, as compared to the corresponding three months ended November 30, 2022:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Exploration and evaluation expenditures	Increase of $615,730	Increased primarily due to drilling activities at the Company's Peruvian lithium concessions.
Insurance	Increase of $312,632	Increased due to an increase in the premium for the Company's directors and officers insurance policy which is being amortized over the term of the policy.
Share-based compensation	Increase of $1,569,241	Increased due to an increase in the number of share options, RSUs, and PSUs being subject to graded vesting in the current period as compared to the comparative period.
Marketing	Increase of $202,600	Due to increased shareholder engagement.

The table below details the significant changes in administrative expenditures for the nine months ended November 30, 2023, as compared to the corresponding nine months ended November 30, 2022:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Exploration and evaluation expenditures	Increase of $1,713,752	Increased as the company continued to explore its current projects.
Insurance	Increase of $1,038,358	Increased due to an increase in the premium for the Company's directors and officers insurance policy which is being amortized over the term of the policy.
Share-based compensation	Increase of $4,097,795	Increased due to an increase in the number of share options, RSUs, and PSUs being subject to graded vesting in the current period as compared to the comparative period.
Marketing	Increase of $1,268,137	Increased due to an increased focus on shareholder engagement.
Professional fees	Decrease of $750,340	Decreased in the current period as the prior period contained legal fees incurred for an OSC settlement
Regulatory and transfer agent fees	Decrease of $1,106,511	Decreased in the current period as the prior period contained costs related to an OSC settlement.

In addition to the above, the Company incurred the following for the three and nine months, ended November 30, 2023 as compared to the corresponding three and nine months, ended November 30, 2022:

  Incurred a loss on short-term investment of $2,126,580 and $652,580, respectively, in relation to the Surge common share purchase warrants held by the Company.
  Interest and miscellaneous income decreased by $843,207 and $405,892, respectively, primarily due to the prior period containing the proceeds of an insurance claim related to an OSC settlement. The decrease in interest and miscellaneous income was partially offset by an increase in interest rates the Company was able to obtain on its deposit certificates.

Management's Discussion and Analysis

Cash Flows

Net cash used in operating activities for the three months ended November 30, 2023, was $4,760,662 (three months ended November 30, 2022 - $5,552,129). The cash used consisted primarily of exploration and evaluation expenditures of $2,986,485 (three months ended November 30, 2022 - $2,370,755) and corporate overhead expenditures net of non-cash expenditures and a net change in non-cash working capital, detailed in the statement of cash flows.

Net cash used in operating activities for the nine months ended November 30, 2023, was $18,355,174 (nine months ended November 30, 2022 - $16,702,348). Cash used in operating activities consisted primarily of funding exploration and evaluation expenditures of $13,115,716 (November 30, 2022 - $11,401,964) and corporate overhead expenditures net of non-cash expenditures and a net change in non-cash working capital, detailed in the statement of cash flows.

During the three months ended November 30, 2023, cash used in investing activities was $1,969,096 (three months ended November 30, 2022 - net cash provided by investing activities of $16,218,673). Cash movements were mainly the result of investments and redemptions of guaranteed investment certificates ("GICs").

During the nine months ended November 30, 2023, cash provided by investing activities was $18,546,801 (nine months ended November 30, 2022 - net cash provided by investing activities of $11,672,860). Cash was mainly received from the redemption of GICs partly offset by GIC purchases and the strategic investment in Surge.

During the three  months ended November 30, 2023, cash used in financing activities was $24,574 (three months ended November 30, 2022 - cash provided by financing activities of $343,880). During the prior period, total cash of $348,614 was received from the exercises of stock options and warrants.

During the nine months ended November 30, 2023, cash provided by financing activities was $778,564 (nine months ended November 30, 2022 - $1,865,879). The Company received proceeds of $801,908 (November 30, 2022 - $2,547,229) in connection with the exercise of stock options and $45,801 (November 30, 2022 - $382,805) in connection with the exercise of warrants. The Company repaid long term debt of $Nil (November 30, 2022 - $1,051,075).

The Company's cash increased by $1,078,933 from $11,985,766 at February 28, 2023 to $13,064,699 at November 30, 2023, and in addition the Company held $4,021,803 in a GIC and $4,171,420 in a short-term investment.

Liquidity and Capital Resources

The Company's liquidity and capital resources at the following dates are as follows:

	For the three months ended November 30,		For the nine months ended November 30,
	2023	2022	2023	2022
		$		$
Revenues	-	-	-	-
Operating expenses	(8,749,969)	(6,582,866)	(32,860,163)	(26,846,538)
Net loss	(11,184,352)	(5,508,459)	(32,890,980)	(25,475,302)
Comprehensive loss	(11,169,972)	(5,436,973)	(32,871,414)	(25,139,717)
Basic and diluted loss per common share	(0.05)	(0.03)	(0.15)	(0.12)
Working capital	21,365,132	36,058,791	21,365,132	36,058,791
Total assets	177,178,511	183,914,633	177,178,511	183,914,633
Total liabilities	4,389,041	2,362,560	4,389,041	2,362,560

Management's Discussion and Analysis

	November 30, 2023	February 28, 2023
	$	$
Cash and cash equivalents	13,064,699	11,985,766
Guaranteed investment certificates	4,021,803	28,636,414
Short-term investment	4,171,420	-
Amounts receivable	485,414	400,804
Prepaid expenses and deposits	1,817,023	2,109,932
Accounts payables and accrued liabilities	(1,992,266)	(1,663,785)
Deferred revenue	(120,000)	-
Current portion of lease liabilities	(82,961)	(74,981)
Working capital	21,365,132	41,394,150

The Company has no revenue-generating operations from which it can internally generate funds and therefore has been incurring losses since inception. The Company has financed its operations and met its capital requirements primarily through the sale of capital stock by way of private placements and the subsequent exercise of share purchase warrants issued in connection with such private placements and the exercise of stock options. When acquiring interests in resource properties through purchase or option, the Company issues common shares or a combination of cash and shares to the vendors of the property as consideration for the property in order to conserve its cash. The Company expects that it will continue to operate at a loss for the foreseeable future and will require additional financing to fund the development of its existing properties and the acquisition of potential resource properties.

As at November 30, 2023, the Company had working capital of $21,365,132 (February 28, 2023 - $41,394,150). During the nine months ended November 30, 2023, the Company's cash position increased by $1,078,933, compared to a decrease of $2,792,946 during the nine months ended November 30, 2022. The increase in the current period was mainly due to the redemption of guaranteed investment certificates of $35,594,712. The increase was partly offset by GIC purchases of $11,257,649, the Company's $5,360,000 strategic investment in Surge, corporate overhead expenses and exploration activities. The decrease in the comparative period was mainly due to corporate overhead expenses, exploration activities, long-term debt repayment and exploration asset purchases of $4,600,811; partly offset by a GIC redemption and stock option exercises of $2,547,229.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting mineral properties. Due to the nature of the Company's business and the present stage of exploration of its mineral properties (which are primarily early-stage exploration properties with no established reserves), the following risk factors will apply:

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size or too metallurgically challenging to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Management's Discussion and Analysis

Title to Property: The acquisition of title to resource properties is a detailed and time-consuming process. The Company may acquire an interest in its properties through land use permits. Title to, and the area of, the properties may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the property in which the Company may have an interest, including concessions which, if successful, could result in the loss or reduction of the Company's interest in the property, including the Peru concessions. As noted under the Cautionary Note Regarding Concessions in this MD&A, 32 of the 174 Falchani Project and Macusani Project concessions now held by American Lithium's subsidiary Macusani, have been subject to Judicial processes in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru ("INGEMMET") and the Mining Council of the Ministry of Energy and Mines of Peru ("MINEM") in February 2019 and July 2019, respectively, which declared Macusani's title to the 32 concessions invalid due to late receipt of the annual validity payment. On November 15, 2023 the Superior Court of Peru unanimously upheld the prior ruling of the lower court in favour of the Company in relation to those 32 concessions which clearly established that Macusani is the rightful owner of these concessions and highlights that the action launched by INGEMMET and MINEM was baseless and unsubstantiated. On December 29, 2023 the Company announced that INGEMMET and MINEM have petitioned the Supreme Court in a final attempt to reverse the ruling. If the petition is successful, Macusani's title to the 32 concessions could be revoked. . The Company will continue to take all necessary actions, and pursue all available legal options, to defend its interests.

Potential conflicts of Interest: Certain of the Company's directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to managing other business interests. This may result in certain conflicts of interest, to the extent that such other companies may participate in ventures in which the Company is also participating. The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the Company. In addition, each director must declare his or her interest and abstain from voting on any contract or transaction in which the director may have a conflict of interest.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, and mining operations at its projects.

Mining Industry is Intensely Competitive: The Company's business will be the acquisition, exploration and development of resource properties. The mining industry is intensely competitive, and the Company will compete with other companies that have far greater resources.

Environmental Matters: Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions, and delays in the activities of the Company, the extent of which cannot be predicted, and which may well be beyond the capacity of the Company to fund. The Company's right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Foreign Operations: The Company is exposed to risks of political instability and changes in government policies, laws and regulations in Peru. The Company holds mineral interests in the Republic of Peru that may be adversely affected in varying degrees by political instability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Peru. Any changes in regulations (including, without limitation, the New Uranium Regulations) or shifts in political conditions are beyond the Company's control and may adversely affect the Company's business. New laws, regulations and requirements may be retroactive in their effect and implementation. The Company's operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Company's operations may also be adversely affected in varying degrees by government regulations, including those with respect to restrictions on foreign ownership, state-ownership of strategic resources, production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation, and mine safety. There is no assurance that permits can be obtained, or that delays will not occur in obtaining all necessary permits or renewals of such permits for existing properties or additional permits required in connection with future exploration and development programs. In the event of a dispute arising at the Company's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity. Government authorities in emerging market countries often have a high degree of discretion and at times may appear to act selectively or arbitrarily, and sometimes in a manner that may not be in full accordance with the rule of law or that may be influenced by political or commercial considerations. Unlawful, selective, or arbitrary governmental actions could include denial or withdrawal of licenses, sudden and unexpected tax audits, and civil actions. Although unlawful, selective, or arbitrary government action may be challenged in court, such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company's business, results of operations, financial condition and future prospects.

Management's Discussion and Analysis

Since December 2022, Peru has experienced an increased level of civil unrest and political protests. Civil unrest has led to disruptions in the ability of foreign nationals to travel to and from Peru, and has limited the ability of the Company to ensure the safety of personnel visiting operations in Peru. On-ground exploration work in Peru has been suspended due to protests and unrest in the Puno region near the projects. The Company's cessation of exploration activities was supported by the local communities, all of which are not protesting but do not wish to become targets of the protests. The Company continues to closely monitor the situation and will only resume exploration activities once it is safe to do so for all employees, contractors and community members.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions, and production costs in major producing regions. There can be no assurance that the price of any mineral deposit will be such that any of its resource properties could be mined at a profit.

No Assurance of Profitability: The Company has no history of earnings and, due to the nature of its proposed business, there can be no assurance that the Company will ever be profitable. The Company has not paid dividends on its shares and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the sale of its common shares or, possibly, the sale or optioning of a portion of its interest in its resource properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Financing Risks: The Company has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Management's Discussion and Analysis

Financial Resources: The nature of the development of the Company's properties will depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There can be no assurance that the Company will be successful in obtaining the required financing. Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties. In particular, failure by the Company to raise the funding necessary to maintain in good standing its various option agreements could result in the loss of its rights to such properties.

Dependence Upon Others and Key Personnel: The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability to design and carry out appropriate exploration programs on its resource properties; (ii) the ability to produce minerals from any resource deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance of success with any or all of these factors on which the Company's operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.

Estimates of Mineral Resources May Prove to Be Inaccurate: Calculations of mineral resources, mineral reserves and metal recovery are estimates only, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined. Until reserves or resources are mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on commodity prices. Any material change in the quantity of resources, grade or stripping ratio or recovery rates may adversely affect the economic viability of the Projects and the Company's financial condition and prospects.

PEA Results Are Preliminary in Nature: PEA's are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA's will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

Government Regulation: The Company's business interests and operations are subject to the laws and regulations of the jurisdictions in which the Company operates. These laws and regulations are wide-ranging and oversee social license, exploration, development, taxes, employee labour standards, health and safety, environmental protection, human rights, anticorruption measures and matters related to later stage operating companies including but not limited to production, exports, waste disposal and tailings management, safe handling of toxic substances, water usage and greenhouse gases. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming, and rehabilitating a mine or other facilities. Introduction of new laws, amendments to current laws and regulations governing mining activities and operations or more stringent implementation or arbitrary interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production, and delay or prevent the development of the Company's projects. Regulatory enforcement, in the form of compliance or infraction notices, has occurred in the past and, while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

Uninsured or Uninsurable Risks: The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Management's Discussion and Analysis

Exploration and Development Activities Are Inherently Risky: The business of exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. These factors can all affect the timing, cost and success of exploration programs and any future development. Although the Company carries liability insurance with respect to its exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins, or hazards against which it cannot insure or against which it may elect not to insure.

Previous operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective, and the Company may be responsible for the costs of reclamation.

Price Fluctuations and Share Price Volatility: In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual and extreme fluctuations in price will not occur.

Rights or Claims of Indigenous Groups: The Company's properties may be located in areas presently or previously inhabited or used by indigenous peoples and may be affected by evolving regulations regarding the rights of indigenous peoples. The Company's operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects. The Company's current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which the Company holds an interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators' activities and may require the modification of, or preclude operation or development of projects, or may require the entering into of agreements with indigenous people.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or landowners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the right at law to access the surface and conduct mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions. The Company's properties are primarily located on land administered by the United States Bureau of Land Management, and access is permitted subject to the completion of certain filings, tax payments and other obligations as are customary for mineral exploration companies operating in the State of Nevada.

If any of the Company's properties moves to a development stage, the Company would be subject to additional risks respecting any development and production activities.

Management's Discussion and Analysis

No Known Mineral Reserves: Despite exploration work on the Company's mineral property interests, to date no mineral reserves have been established thereon. In addition, the Company is still engaged in exploration on all of its material properties in order to determine if any economic deposits exist thereon. The Company may expend substantial funds on exploring some of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade, and proximity to infrastructure, as well as metal prices and the availability of power and water in sufficient supply to permit development. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration and development stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company's operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration and development of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration and development efforts, it may be forced to acquire additional projects or cease operations.

Climate Change Risks: The Company acknowledges climate change as an international and community concern, and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at its operations in the future.

Litigation Risk: In the ordinary course of the Company's business, it may become party to new litigation or other proceedings in local or international jurisdictions in respect of any aspect of its business, whether under criminal law, contract or otherwise. The causes of potential litigation cannot be known and may arise from, among other things, business activities, employment matters, including compensation issues, environmental, health and safety laws and regulations, tax matters, volatility in the Company's stock price, failure to comply with disclosure obligations or labour disruptions at its project sites. Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations and the Company may incur expenses in defending them and be subject to fines or penalties in case of any violation and could face damage to its reputation. The Company may attempt to resolve disputes involving foreign contractors/suppliers through arbitration in another county and such arbitration proceedings may be costly and protracted, which may have an adverse effect on the Company's financial condition. Litigation may be costly and time-consuming and can divert the attention of management and key personnel from the Company's operations and, if adjudged adversely to the Company, may have a material and adverse effect on the Company's cash flows, results of operations and financial condition. In May 2021, the Ontario Securities Commission ("OSC") issued a Notice of Hearing and Statement of Allegations to Plateau and two of its officers (collectively, the "Executives"), commencing regulatory proceedings to consider whether Plateau met obligations related to continuous disclosure, associated filings, and related activities with respect to the status of Plateau's title to 32 mineral concessions in Peru. In November 2022, Plateau and the Executives concluded a settlement with the OSC and the matter is now closed. In addition, proceeds from a directors & officers insurance claim recouped a portion of the legal fees associated with these proceedings.

Costs of Land Reclamation: It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Management's Discussion and Analysis

Foreign Currency Risk: The Company and its subsidiaries incur significant purchases denominated in currencies other than the presentation currency, the Canadian dollar, and are subject to foreign currency risk on assets and liabilities denominated in currencies other than the Canadian dollar. Exploration expenditures are transacted in United States Dollars, Peruvian New Soles and Australian Dollars, and the Company is exposed to risk of exchange rate fluctuation between the Canadian dollar and these currencies. The Company does not hedge the foreign currency balances.

Corruption and Bribery Laws: The Company's operations are governed by, and involve interactions with, many levels of government in other countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Criminal Code, and the Corruption of Foreign Public Officials Act (Canada), as well as similar laws in the countries in which the Company conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Measures that the Company has adopted to mitigate these risks are not always effective in ensuring that the Company, its employees or third-party agents will comply strictly with such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company's reputation and results of its operations.

Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

	Three months ended		Nine months ended
		November 30		November 30
	2023	2022	2023	2022
	$	$	$	$
Exploration and evaluation expenditures	-	39,770	-	254,242
Management fees	516,750	393,713	1,550,250	1,222,667
Share-based compensation	2,444,463	1,314,440	8,367,534	4,419,070
	2,961,213	1,747,923	9,917,784	5,895,979

As at November 30, 2023, the Company owed $64,050 (February 28, 2023 - $4,608) to companies controlled by officers and directors of the Company for unpaid management fees and exploration and evaluation expenses which is included in accounts payable and accrued liabilities.

Transactions with Surge, which is deemed to be a related party, have been disclosed in note 7 of the Company's condensed interim consolidated financial statements for the nine months ended November 30, 2023 and 2022.

These transactions were in the normal course of operations.

Management's Discussion and Analysis

Material accounting policies, judgements and estimates

Investment in associate

The Company accounts for its investment, over which it has significant influence, as an investment in associate using the equity method, whereby the investment is initially recorded at cost, and subsequently adjusted to recognize the Company’s share of earnings or losses from the associated company. The condensed interim consolidated statements of loss and comprehensive loss reflect the share of the net loss of the associated company from the acquisition date forward. Changes in the Company’s interest in its associated company resulting in dilution gains or losses, are recognized in the condensed interim consolidated statements of loss and comprehensive loss.

The Company determines whether any objective evidence of impairment exists at each reporting date. If impaired, the carrying value of the investment is written down to its recoverable amount.

Accounting standards adopted during the period

The Company adopted the following new IFRS standard effective January 1, 2023. The nature and impact of the standard on the Company’s consolidated annual audited financial statements is indicated below.

In February 2021, the IASB issued Disclosure of Accounting Policies (amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). IAS 1 is amended to require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy and clarify that information may be material because of its nature, even if the related amounts are immaterial. These amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023, and have not had a material impact on the Company’s condensed interim consolidated financial statements nor are they expected to for the Company’s annual financial statements.

Change in accounting policy for expiry of share-based payment arrangements

The Company previously had an accounting policy to reclassify to deficit any balance in reserves upon the expiry of share-based awards under a view that IFRS 2 does not preclude an entity from recognizing a transfer within equity (from one component to another) in the event of an expiration; however, IFRS 2 does not mandatorily require the Company to perform such reclassifications. The Company has determined not to reclassify reserves to deficit upon expiry for all share-based awards as management believes that the expiry of a fully vested equity instrument does not result in a gain to the entity and is more accurately reflected outside of deficit. Additionally, upon examining other accounting frameworks, specifically United States generally accepted accounting principles, a movement within equity for expired share-based awards is not permitted and further supports the Company’s decision to no longer reclassify reserves to deficit.

As a result, in the current period, the Company has changed its existing policy for the expiry of share-based payments and will no longer reclassify such reserves to deficit upon expiry. The consolidated equity is not modified by this change in presentation. As per IAS 8, financial information from previous years presented for comparative purposes has been restated so that the information is comparable. As a result of the restatement, the deficit no longer includes the effects arising from the expiry of share-based payment awards which have been reclassified to reserves amounting to $1,157,471 during the year ending February 28, 2023 and $2,318,600 cumulatively to February 28, 2022.

Judgements and estimates

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities as at the date of the condensed interim consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The results of estimates form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.

Management's Discussion and Analysis

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

The key areas of judgement and estimation impacting these condensed interim consolidated financial statements are as follows:

Carrying value of exploration and evaluation assets

The Company’s exploration and evaluation assets represent its most significant asset on the statement of financial position. The Company’s management applies its judgement, using facts and circumstances available at the time, to determine whether the exploration and evaluation asset value may be realized. For each of its projects, the Company reviews its right to the claims/concessions, future plans and exploration or development progress to determine if it should test the respective projects for impairment. There is significant judgement involved in determining if a project shows impairment indicators that may impact the carrying value of exploration and evaluation assets.

Valuation of share-based compensation awards

  Stock options are valued using the Black-Scholes option pricing model with inputs that can significantly impact the calculated value. Typical inputs into the Black-Scholes option pricing model include: exercise price, historical volatility, time to expiration and risk-free discount rates. Historical volatility and risk-free discount rates in particular require judgement around the reference period or benchmark rate used as inputs into the Black-Scholes option pricing model.

Valuation of common shares and common share purchase warrants received from investment in Surge Battery Metals Inc.

  The Company’s investment in Surge Battery Metals Inc. required the use of the Black-Scholes option pricing model to determine the initial value of the Surge common shares and common share purchase warrants. Typical inputs into the Black-Scholes option pricing model include: exercise price, historical volatility, time to expiration and risk-free discount rates. Historical volatility and risk-free discount rates in particular require judgement around the reference period or benchmark rate used as inputs into the Black-Scholes option pricing model.

Financial Instruments and Risk Management

Fair value of financial instruments

The Company's financial instruments consist of cash and cash equivalents, GICs, a short-term investment, amounts receivable, accounts payable and accrued liabilities and lease liabilities. As at November 30, 2023, the Company classifies its short-term investments as FVTPL and its cash and cash equivalents, guaranteed investment certificates, amounts receivable, prepaid expenses and deposits, and accounts payable and accrued liabilities at amortized cost. For financial instruments at amortized cost, their carrying values approximate their fair values because of their current nature. The carrying value of the Company's lease liabilities is measured at the present value of the discounted future cash flows.

The Company classifies the fair value of these financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices).

Level 3 - Valuations in the level are those with inputs for the asset or liability that are not based on observable market data. The Company's common share purchase warrants in Surge (short-term investment) are classified under Level 3.

Management's Discussion and Analysis

The Company's financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and a short-term investment. The carrying amount of financial assets represents the maximum credit exposure. As at November 30, 2023, the Company has gross credit exposure relating to cash and cash equivalents and GICs of $17,086,502. The cash and cash equivalents and GICs are held at Canadian financial institutions and the Company considers the credit risk to be minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company's ability to continue as a going concern is dependent on management's ability to raise the required capital necessary to sustain operations through future equity or debt issuances. There can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investment and financing activities. As at November 30, 2023, the Company had a cash and cash equivalents balance of $13,064,699 to settle current liabilities of $2,195,227. Liquidity risk is assessed as low.

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, reclamation deposits, and accounts payable and accrued liabilities that are denominated in a foreign currency. As at November 30, 2023, the Company had foreign currency net assets (liabilities) of $6,546,468. A 10% fluctuation in the foreign exchange rate of foreign currencies against the Canadian dollar would result in a foreign exchange gain/loss of approximately $654,647.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has cash and cash equivalents balances and GICs with interest based on the prime rate. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Price Risk

The Company is exposed to price risk related to its short-term investment, specifically on its Surge Warrants. The risk results from potential adverse fair value changes as a result of a change in market conditions. The Company's potential exposure to price risk is $4,171,420.

In addition, the Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of lithium and uranium. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

During the nine months, ended November 30, 2023, and the year ended February 28, 2023, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

Management's Discussion and Analysis

Capital Management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long-term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders' equity in its management of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company's investment policy is to invest its cash in low-risk investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

There were no changes in the Company's management of capital during the nine months ended November 30, 2023.

Outstanding Share Data

As at the date of this report:

a) Authorized: unlimited common shares without par value.

b) Issued and outstanding: 214,655,814 common shares.

c) Outstanding stock options:

Number of options	Number of options
outstanding	exercisable	Exercise price	Expiry date
		$
166,750	166,750	2.24	23-Apr-24
200,000	200,000	0.25	04-Feb-25
1,729,167	1,729,167	1.28	17-Sep-25
51,515	51,515	1.03	09-Dec-25
5,758,334	5,758,334	2.17	10-Jun-26
1,323,000	1,323,000	3.63	16-Feb-27
100,000	100,000	2.74	29-Jun-27
250,000	250,000	1.91	04-Jul-27
150,000	150,000	2.14	04-Oct-27
1,215,000	809,996	4.85	02-Feb-28
75,000	25,000	2.73	18-Jul-28
11,018,766	10,563,762

Management's Discussion and Analysis

d) Restricted Stock Unit ("RSU"):

Number of RSUs	Vesting Date
2,900,000	February 16, 2024
225,000	July 4, 2024
150,000	October 4, 2024
2,380,000	February 2, 2025
75,000	July 18, 2025
5,730,000

e) Performance share units ("PSUs") outstanding: 2,000,000

f) Outstanding warrants:

Number of warrants	Exercise price	Expiry date
	$
2,956,250	3.00	April 29, 2024
16,507,608	3.00	May 11, 2024
378,533*	1.379	April 27, 2024
253,905*	1.379	May 12, 2024
5,023*	1.379	May 13, 2024
20,101,319

*Upon the exercise of each of these warrants, the holder will receive one common share and one-half share purchase warrant, each full share purchase warrant exercisable at $3.00 for one common share.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure, and that at information required to be disclosed by the Company which it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws. Any control system, no matter how well designed, has inherent limitations. Therefore, disclosure controls and procedures can only provide reasonable assurance with respect to timely disclosure of material information.

Internal controls over financial reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company is required under Canadian securities laws to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. There were no changes in the Company's internal control over financial reporting during the quarter ended November 30, 2023, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. It should be noted that a control system, including the Company's disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company's disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Management's Discussion and Analysis

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca including, but not limited to:

  The Company's unaudited condensed interim consolidated financial statements for the three and nine months, ended November 30, 2023, and 2022; and
  the Company's audited consolidated financial statements for the years ended February 28, 2023, and 2022.